SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number:    001-32242

Domino’s Pizza 401(k) Savings Plan

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

Domino’s Pizza, Inc.

30 Frank Lloyd Wright Drive

Ann Arbor, MI 48106

(Name of issuer of the securities held

pursuant to the Plans and the address

of its principal executive offices)

(734) 930-3030

(Registrant’s telephone number,

including area code)

Page No.
FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2017 and 2016	3

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2017	4

Notes to Financial Statements	5

Supplemental Schedule

Form 5500, Schedule H, Item 4i—Schedule of Assets Held at End of Year as of December 31, 2017	14

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	15

EXHIBIT

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Domino’s Pizza 401(k) Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for plan benefits of Domino’s Pizza 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental information in the accompanying schedule of Assets Held at End of Year, Form 5500, Schedule H, Item 4i as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2009.

Southfield, Michigan

June 22, 2018

Domino’s Pizza 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2017	2016
Investments at fair value	$270,291,658	$228,799,602
Notes receivable from participants	4,928,311	4,265,041

Net Assets Available for Plan Benefits	$275,219,969	$233,064,643

The accompanying notes are an integral part of these financial statements.

Domino’s Pizza 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2017

Additions
Investment income:
Interest and dividends	$5,671,592
Net appreciation in fair value of investments	37,632,200

Total investment income – net	43,303,792

Interest income on notes receivable from participants	186,176
Contributions:
Employee	13,035,510
Employer	6,282,314
Rollover	1,405,259

Total contributions	20,723,083

Total additions	64,213,051
Deductions
Participant withdrawals	(21,927,198)
Administrative expenses	(130,527)

Total deductions	(22,057,725)

Net Increase in Net Assets Available for Plan Benefits	42,155,326
Net Assets Available for Plan Benefits - Beginning of year	233,064,643

Net Assets Available for Plan Benefits - End of year	$275,219,969

The accompanying notes are an integral part of these financial statements.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 1 - Description of Plan

General – The following description of the Domino’s Pizza (the “Company” and the “Plan Administrator”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan for the benefit of certain employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan document for a complete description of the Plan’s provisions. Fidelity Management Trust Company (the “Trustee”) administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan’s participants.

Eligibility – A person may become a participant in the Plan on the first day he or she meets the following requirements:

1.	The person is employed by the Company or an affiliated company which has adopted the Plan for the person’s job classifications and/or location.

2.	The person has completed at least 1,000 hours of service.

3.	The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for plan coverage of bargaining unit members.

4.	The person has attained age 21. Effective January 1, 2018, the Plan was amended to allow participation in the Plan when the person has attained age 18.

5.	The person is a citizen or resident of the United States.

Contributions – Each year, participants may contribute up to 50% of eligible wages, as defined in the Plan document, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the “Code”). Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company provides a matching contribution in the amount of 100% of the first 3% of each employee’s elective deferrals and 50% of the next 2% of each employee’s elective deferrals (excluding catch-up contributions). The Company may also make discretionary contributions, including profit-sharing contributions, to the Plan. There were no discretionary contributions made by the Company during the year ended December 31, 2017. The Company’s matching contributions were made in cash and were based on the individual participant’s investment allocation in the participant’s accounts in 2017.

Vesting – Participants’ contributions, the Company’s matching contributions, and income earned thereon are immediately fully vested. The vesting schedule for discretionary profit-sharing contributions is graded over five years. A participant is 100% vested in discretionary profit-sharing contributions after five years of continuous service.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 1 - Description of Plan  (Continued)

Forfeitures – Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Any forfeited amounts may be used to reduce future Company contributions and administrative expenses. During the year ended December 31, 2017, $13,496 was utilized to reduce Company contributions and administrative expenses. As of December 31, 2017 and 2016, the Plan had outstanding forfeitures of $94,041 and $60,480 respectively, available to reduce future Company contributions and administrative expenses.

Participant Accounts – Each participant’s account is credited with the participant’s voluntary contributions, the participant’s specific fund earnings, the Company’s matching contributions and, if any, an allocation of discretionary contributions, and charged with an allocation of Plan administrative expenses. Allocations are based on participant earnings or account balances or compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Plan Benefits – Distribution of Plan benefits begins when the earliest of the following have occurred: (1) within 60 days of the close of the Plan year in which the participant attains age 70 1⁄2 or (2) the participant terminates service with the Company. Participants may also elect to make withdrawals at age 59 1⁄2 without tax penalty.

Plan benefits are distributed in the form of either a series of payments or a lump-sum payment as elected by the participant.

Participant Withdrawals – Participants may withdraw funds from their accounts if the Trustee determines that a withdrawal is necessary to avoid certain financial hardships, as permitted under the Code, or death, disability or for any reason after reaching age 59 1⁄2.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right to amend, modify, terminate, withdraw from, or suspend contributions to the Plan at any time under the provisions of ERISA. In the event of termination of the Plan all participant accounts become fully vested and are distributed to the participants in accordance with the Plan document.

Notes Receivable from Participants – Participants may borrow funds from their account balance. A note may not be less than $1,000 and may not exceed the lesser of 50% of the vested portion of the participant’s total account balance or $50,000. The Plan Administrator establishes the terms of the note agreement, secured by the balance in the participant’s account. The note agreement bears interest at rates that range from 4.25% to 11.00%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Notes must be repaid within five years. Principal and interest is paid ratably through bi-weekly payroll deductions.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The reported value of the Plan’s common collective trust funds is at Net Asset Value (“NAV”), which is calculated by the fund based on net assets. Shares of mutual funds are valued at the net asset value of shares held by the Plan based on quoted prices at year end. Shares of employer securities are valued based on quoted prices at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan holds an investment in a common collective trust fund (the “Fidelity Managed Income Portfolio Class I” or “MIP”). The investment in the MIP is presented at fair value, which reflects the NAV of the fund. The NAV of the MIP is based on the fair value of the underlying securities plus the contract value of the fully benefit-responsive wrapper contract. The MIP’s NAV represents the Plan’s fair value since this is the amount at which the Plan transacts with the fund. A participant’s ownership of the MIP is represented by units. Units are issued and redeemed daily at the MIP’s constant NAV of $1.00 per unit. Although it is the policy of the MIP to use its best efforts to maintain a stable NAV of $1.00 per unit, there is no guarantee that the MIP will be able to maintain that value. The MIP allows for daily liquidity with no additional notice required for redemption.

The MIP imposes certain restrictions on the Plan. The following employer-initiated events may limit the MIP’s ability to transact at NAV:

•	The Plan’s failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence participants to transfer assets out of the MIP or not to invest in the MIP.

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the MIP’s cash flow.

•	Any transfer of assets from the MIP directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 2 – Summary of Significant Accounting Policies  (Continued)

•	Complete or partial termination of the Plan or its merger with another plan.

•	Any substantive modifications of the MIP or the administration of the MIP that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the MIP’s cash flow.

The MIP is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets that are not otherwise invested in money market funds. In the event that an issuer of a wrap contract fails to perform as intended, the MIP’s NAV may decline if the market value of its assets declines.

Plan management believes the occurrence of events and circumstances that would cause the MIP to transact at less than NAV is not probable.

The SSgA S&P 400 MidCap Index Fund (“Mid Cap Fund”) and the Winslow Large Cap Growth Fund (“Large Cap Fund”) are valued based on the underlying investments at fair value (“NAV”), which are primarily common stock and collective investment funds. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and does not reflect an actual market price, which may be different by a material amount.

Both the Mid Cap Fund and the Large Cap Fund allow for daily liquidity with no additional days notice required for redemption for participant directed transactions. Were the Plan to initiate a full redemption of the Mid Cap Fund or the Large Cap Fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly manner. There are no unfunded commitments.

Notes Receivable from Participants – The notes receivable from participants are valued at their outstanding balances plus any accrued but unpaid interest, which approximate fair value. Interest income is recorded on the accrual basis. Delinquent notes receivable are reclassified as participant withdrawals based upon terms of the Plan document.

Risks and Uncertainties – The Plan provides for investments in various investment options that are, in general, exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 2 – Summary of Significant Accounting Policies  (Continued)

Benefit Payments – Benefits are recorded when paid.

Plan Administrative Expenses – Expenses attributable to investments earmarked to a participant’s account and fees associated with specific participant transactions, including loan application fees, are charged to that account to the extent specified by the Plan Administrator. Various administrative costs of maintaining the Plan are paid by the Company.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Accounting Standards Not Yet Adopted - The Plan has considered all new accounting pronouncements issued by the Financial Accounting Standards Board or other standard setting bodies that do not require adoption until a future date and concluded that such pronouncements are not expected to have a material impact on the Plan’s financial statements.

Note 3 – Tax Status

The Plan obtained its latest tax determination letter dated September 25, 2014, applicable for amendments adopted through January 1, 2014, in which the Internal Revenue Service stated that the Plan and the related trust, as then designed, were in compliance with the applicable requirements of the Code if certain additional amendments were adopted. Those additional amendments were made on October 1, 2014. In the opinion of the Plan Administrator, the Plan is currently designed and being operated in all material respects, in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management is not aware of any uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 4 – Party-in-interest Transactions

The Company, the participants, and the Trustee have all been identified as parties-in-interest. The Plan invests in shares of mutual funds, a common collective trust fund managed by the Trustee, as well as shares of the Company’s common stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Certain administrative expenses of the Plan are paid by the Company and qualify as party-in-interest transactions. The Company has a Master Service Agreement with the Trustee. The Plan pays for the services of the Trustee through net fees charged to the participants in the Plan.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 5 – Differences Between Financial Statements and Form 5500

The differences between the amounts presented on pages 2 and 3 of these financial statements and the related Form 5500 filed with the Department of Labor are attributable to adjustments made by the Plan Administrator to adjust from contract value to fair value for fully benefit-responsive investment contracts on the statement of changes in net assets available for Plan benefits.

The following is a reconciliation of net assets available for Plan benefits per the financial statements at December 31, 2017 and 2016 to Form 5500:

	2017	2016
Net assets available for plan benefits per the financial statements	$275,219,969	$233,064,643
Adjustment to fair value for Fidelity Managed Income Portfolio Fund	(40,593)	37,684

Net assets available for plan benefits per Form 5500	$275,179,376	$233,102,327

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements for the year ended December 31, 2017 to Form 5500:

Net increase in net assets available for plan benefits per the financial statements	$42,155,326
Adjustments from contract value to fair value for fully benefit-responsive investment contract at December 31, 2017	(40,593)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2016	(37,684)

Total net increase in net assets available for plan benefits per the Form 5500	$42,077,049

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 6 – Fair Value

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The asset or liability’s fair value measurements level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. For details on the procedures used to value our investments in common collective trust funds, refer to our disclosures in Note 2.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2017
Mutual funds	$136,238,637	$—	$—	$136,238,637
Domino’s Pizza, Inc. Stock Fund:
Domino’s Pizza, Inc. common stock	64,414,438	—	—	64,414,438
Interest bearing cash account	2,563,899	—	—	2,563,899

Total investments at fair value	$203,216,974	$—	$—	$203,216,974

Investments measured at NAV - common collective trusts				67,074,684

Total Investments				$270,291,658

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Note 6 – Fair Value  (Continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2016
Mutual funds	$108,219,637	$—	$—	$108,219,637
Domino’s Pizza, Inc. Stock Fund:
Domino’s Pizza, Inc. common stock	60,209,852	—	—	60,209,852
Interest bearing cash account	2,702,542	—	—	2,702,542

Total investments at fair value	$171,132,031	$—	$—	$171,132,031

Investments measured at NAV - common collective trusts				57,667,571

Total Investments				$228,799,602

For years ended December 31, 2017 and 2016, there were no transfers between Levels.

Note 7 – Subsequent Events

The Plan evaluated its December 31, 2017 financial statements for subsequent events through the date the financial statements were available to be issued. Other than as disclosed in Note 1, the Plan is not aware of any additional subsequent events which would require recognition or disclosure in the financial statements.

Domino’s Pizza 401(k) Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN – 38-3495003, Plan No. 004

December 31, 2017

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
	Mutual funds:
Fidelity Investments*	Fidelity Puritan K Fund	*	*	$27,648,810
Fidelity Investments*	Fidelity Diversified International K Fund	*	*	17,388,805
Fidelity Investments*	Fidelity Spartan 500 Institutional Index Fund	*	*	28,925,767
Harding Loevner Funds	Harding Loevner Institutional Emerging Markets	*	*	4,148,722
Boston Trust Funds	Boston Trust Small Cap Fund	*	*	11,218,019
PIMCO Funds	PIMCO Total Return Institutional Fund	*	*	16,197,959
Invesco Funds	Invesco Comstock R5	*	*	25,909,050
Vanguard	Vanguard Total Bond Market Index Fund	*	*	2,431,847
Vanguard	Vanguard Total International Stock Index Fund	*	*	2,369,658
	Common collective trust funds:
SEI Trust Company	Winslow Large Cap Growth	*	*	33,461,891
State Street Global Advisors	SSgA S&P 400 Mid Cap Index Fund	*	*	19,362,012
Fidelity Investments*	Fidelity Managed Income Portfolio Fund Class I	*	*	14,210,188
Fidelity Investments*	Employer securities - Domino’s Pizza, Inc. Common Stock Fund:
Domino’s Pizza, Inc. Common Stock Fund	Domino’s Pizza, Inc. common stock	*	*	64,414,438
	Interest bearing cash account	*	*	2,563,899

	Total investments			270,251,065
	Notes receivable from participants***			4,928,311

	Total Assets Held at End of Year			$275,179,376

*	Party-in-interest
**	Historical cost information is not required for participant-directed investments
***	Party-in-interest. Interest rates on notes receivable range from 4.25% to 11.00%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Domino’s Pizza 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINO’S PIZZA 401(K) SAVINGS PLAN
(Name of Plan)

Date: June 22, 2018	/s/ Jeffrey D. Lawrence
Jeffrey D. Lawrence
Chief Financial Officer
Domino’s Pizza, Inc.